EXHIBIT 12.1

BEA Systems, Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	Nine Months Ended 31-Oct-03	Fiscal Years Ended January 31,
		2003(2)	2002(2)	2001	2000	1999
Income (loss) before income taxes	$79,409	$119,823	$(4,268)	$47,462	$(5,657)	$(46,726)
Add fixed charges	35,682	54,572	50,212	35,426	29,385	16,615

Earnings (as defined)	$115,091	$174,395	$45,944	$82,888	$23,728	$(30,111)

Fixed charges:
Interest expense (1)	$23,108	$33,257	$30,232	$22,674	$12,363	$10,426
Portion of rent expense representative of interest	9,748	17,134	17,820	10,321	7,779	5,528
Amortization of debt premium and issuance costs	2,826	4,181	2,160	2,431	9,243	661

Total fixed charges	$35,682	$54,572	$50,212	$35,426	$29,385	$16,615

Ratio of earnings to fixed charges	3.23	3.20	*	2.34	*	*

*	Earnings (as defined) were insufficient to cover fixed charges by $4,268, $5,657 and $46,726 for the fiscal years ended January 31, 2002, 2000, and 1999, respectively.
(1)	Excludes debt conversion premium of $236 and $8,054 in fiscal 2001 and 2000, respectively, which is included in amortization of debt premium and issuance costs.
(2)	Revised to include land lease interest as interest expense rather than operating rent